[HORACE MANN LOGO]                          Retirement Annuities and Life, Auto,
                                               Homeowners and Group Insurance

October 12, 2006

U.S. Securities and Exchange Commission
Attention: Tony Burak and Allison White
100 F Street, NE
Washington, DC  20549


Re:   Horace Mann Life Insurance Company
      Horace Mann Life Insurance Group Annuity Separate Account
      Initial Registration Statement on Form N-4
      File Nos. 333-136513 and 811-21939

Dear Mr. Burak and Ms. White:

In response to your telephone conversations with Patrice Pitts of Sutherland, Asbill and Brennan on October 2, 2006 and October 11, 2006 we offer the following;

       1. Why are only the last two years of the Financial Highlights for the Separate Account audited?

         This Separate Account was created on March 1, 2002 and was registered on August 11, 2006. As such we have provided the required two years of audited financials for the statements of net assets, statements of operations, changes in net assets and the financial highlights. Since the Financial Highlights are supposed to cover 5 years or since inception of the Separate Account we included the two additional years as unaudited information.

       2. The directions from the AICPA Audit and Investing Guide for Investment Companies, paragraph 10.58, indicates there should be footnotes for the expense ratio, return ratio and the investment income ratio in the Financial Highlights for the Separate Account. Why do you not include a footnote for the investment income ratio?

We inadvertently omitted the footnote for the investment income ratio. We will add the following footnote to all future financials: "These ratios represent investment income expressed as a percentage of Average Net Assets for the period indicated."

       3. In the summary section under "What was the status of the group Contract and the Separate Account before the date of this prospectus?" change the 3rd sentence to read "The Company has recently determined, however, that the 403(b) Plan is a type of 'governmental plan' funded by an annuity contract that is not exempted from registration as a security." Also, in the last sentence of this section, add the page number where the reference can be found.


The Horace Mann Companies  1 Horace Mann Plaza  Springfield, Illinois 62715-0001
                       217-789-2500  www/horacemann.com

We have made these requested changes.

       4. Under the section titled "Registration Statement" delete the 2nd sentence and combine the third and 4th sentences so they read "This prospectus does not contain all information set forth in the registration statement, its amendments and exhibits, which include the Group Contract, the Certificates thereunder, and such instruments as filed.

We have made these requested changes.

       5. Why is the first paragraph of disclosure included under the heading "Condensed Financial Information"? Would the accumulation unit values presented in Appendix A have been different if the Separate Account had been registered?

Among other things, Item 4 of Form N-4 ("Condensed Financial Information") calls for accumulation unit value information "for each class of accumulation units of the registrant derived from contracts offered by means of this prospectus[.]" In an initial registration statement such as this one, for contracts issued by a newly registered separate account, there ordinarily would not be any accumulation unit value information to include. However, the Separate Account has an operational history that predates its registration, and accumulation unit value information since Separate Account inception is available and would be useful to prospective Participants.

Although it was not registered until 2006, the Separate Account was established and has been used to fund group contracts since 2002. Since the time of Separate Account inception, Horace Mann has calculated accumulation unit values for classes of accumulation units derived from a group contract with the same charge structure as the Contract, and has made those calculations using the same methods it would have used if the Separate Account (and the Contract) had been registered. In addition, Horace Mann has audited financial statements for the Separate Account for 2004 and 2005, before the Separate Account was registered.

Horace Mann believes that the accumulation unit value information presented in the Appendix, and the audited financial statements as well, provide valuable data to a prospective Participant who is trying to decide whether to purchase a Certificate and how to allocate his/her purchase payment among the investment options available under the Contract. The language under the heading "Condensed Financial Information" is intended to eliminate any confusion on the part of prospective Participants by providing an accurate description of the basis for the accumulation unit value information being presented.


If you have any questions or further comments, please call the undersigned at 217-788-5757 or Stephen E. Roth at 202.383.0158.


Very truly yours,

/s/ Ann Caparros

Ann M. Caparros
General Counsel and Corporate Secretary
Horace Mann Life Insurance Company

cc:  Stephen E. Roth